Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 Working Together in Merger of Strengths There is a substantial body of research that points to strong cultural fit and mutual respect as key factors for successful mergers. To help identify the areas of cultural similarity and difference across L3 and Harris, the Integration Management Office (IMO) will sponsor a “cultural diagnostic” of both companies over the next two months. The diagnostic will include interviews with senior leaders, a survey of a sample population and a series of focus groups. These activities will assist the Integration and leadership teams in understanding the current cultures and identifying areas of consistency and divergence on the way to developing a new culture that will deliver on the Integration’s strategic goals and aspirations. “This fact base will provide a data driven approach for us to understand how work is done in each company today and identify what it will take to deliver our new culture in L3 Harris,” said Jim Jordano, VP Integration, Harris. “We already know that Harris and L3 have similar values and operating principles – early findings from an initial working norms assessment of the IMO’s working teams highlight overwhelming similarities in the ways both L3 and Harris work. It is likely, though, that the way in which we go about achieving our goals and objectives is different in each organization,” said Jordano. “We want to understand our respective traditions and mutual strengths, so that we can build on commonality and address any potential organizational conflicts,” he said. “The cultural assessment will be conducted by a third party – McKinsey & Company – using their proprietary culture diagnostic approach and it will help us better understand our different working styles, expectations and habits, and baseline the combined company against industry benchmarks,” Jordano added. This week the IMO adopted the slogan, “Working together to make it happen,” with the aim of capturing the esprit de corps of the pre-close IMO working team. The IMO team consists of over 40 dedicated professionals who are already “working together to make it happen” by: - Operating as one team with shared goals - Being present, prepared to participate and open to all perspectives - Assuming positive intent – this is a team effort - Making decisions with 80% alignment and 100% commitment - Being frank and clear in all communications and requests

Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris' and L3's respective management's current expectations, assumptions and estimates of future performance and economic conditions; words such as "may," "will," "should," "likely," "projects," "guidance," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties' operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party's control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties' businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties' results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.